Exhibit 6.1

HOSTED PORTAL SERVICES AGREEMENT

This Hosted Portal Services Agreement is entered into by and between:

SmartCard Marketing Systems LLC. (“SC”), a company incorporated in the USA and having its office at 20C Trolley Square, Wilmington, Delaware 19806, USA;

and

Contact Innovations Inc. (‘’CI’’), a company incorporated in Ontario and having its office at 5000 Yonge Street, Suite 1901, Toronto, Ontario, M2N 7E9, Canada on December 3, 2014, (the “Effective Date”).

Whereas:

A.	CI designs, develops, licenses and sells subscriptions to its own software (the “CI Software”) and also distributes (licenses and sells subscriptions to) the software of third parties; and

B.	The CI Software serves the cheque imaging industry with its core technology focused on the Check21 North American market (the “CI Technology”); and

C.	SC is a payment technology service provider that distributes and licenses software and hardware for use in electronic payment processing and hosted portal environments (the “SC Technology”;

D.	CI and SC wish to form a strategic alliance to include, among other things, the creation of a web platform, to be hosted by SC, utilizing CI Technology and SC Technology for the capture and processing of cheque images (the “Services” as further defined in Schedule A). This Services web portal will be utilized by third parties for the capture (that is, Remote Cheque Capture), storage and processing of cheque images.

NOW THEREFORE, the parties agree as follows:

1.	Definitions. In this Agreement the terms below are defined as follows:

1.1	Agreement: means this Hosted Software Services Agreement and all attached Schedules and Appendices, if any, as they may be amended from time to time by both of the Parties in writing.

1.2	Authorized Users: means those employees, agents, independent contractors and Clients of CI who are authorized by CI to use the Services and Documentation.

1.3	Business Day: means any day which is not a Saturday, Sunday or public holiday in Canada or any day on which CI and its Clients are not generally open.

1.4	Business Hours: means 8:00am to 8:00 pm, Toronto time on any Business Day.

1.5	Client Content: means Confidential Information, data inputted by third party users of the Services (the “Client” or “Clients”), Client Authorised Users or CI on the Client’s behalf, and text, materials, graphics, logos, information, media or other content provided directly or indirectly by Clients for the purpose of using the Services or facilitating the Client’s use of the Services.

1.6	Documentation: means the documentation provided by SC or its suppliers to CI and or CI’s Clients to be able to use the Services.

1.7	Fees: means all amounts due to SC under this Agreement as specified in Schedule B including Subscription Fees.

1.8	Initial Subscription Term: means the initial term of this agreement as set out in the applicable Schedule for the Services.

1.9	Intellectual Property: means all design patents, applications for patents, industrial designs, trademarks, service marks, copyrights, moral rights, trade secrets, know-how, confidential information (including Confidential Information as defined herein) and other intellectual property rights recognized by any jurisdiction and whether registered or unregistered as a Party.

1.10	Party or Parties: means either SC or CI if used in the singular and both SC and CI if used in the plural.

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1.11	Subscription Fees: means the fees payable monthly by CI to SCI for the Services as specified in Schedule 1.

2.	License/Services to be provided by SC.

2.1	SC will be responsible for creating, hosting and maintaining the interoperable web interface for the remote (web-based) capture of cheques (the “Web Interface”) and for maintaining and securing the hosted server environment (the “Servers”) on which the SC Technology and CI Technology will reside, including administrative, physical and technical safeguards.

2.2	The primary and backup Servers will be located in Canada. (Refer to Schedule D for specifications.)

2.3	SC will be responsible for the provision of backup functionality including services for the backup of Client Data and a backup server for use in the event the original server fails.

3.	License/Services to be Provided by CI.

3.1	CI shall provide certain CI Technology as described in Schedule A that will reside on SC’s hosted servers to import, process and store the cheque images processed by SC’s Web interface.

3.2	CI will interface with Clients using the Services and provide administration, support and management services to those Clients.

4.	Rights Grant to Use the Services.

4.1	Subject to the terms of this Agreement, SC grants CI and CI grants SC a worldwide, nonexclusive right and license to: (a) sell, market and promote the Services; (b) use, perform and display the Services in order to generate sales of the Services; (c) permit Clients of CI to use the Services; and (d) use the Documentation as is reasonable necessary to access and receive the Services.

5.	Fees and Payment.

5.1	The Fees for the Services shall be set out in Schedule B. CI agrees to pay the Fees set out in Schedule B.

5.2	All Fees due under this Agreement are non-cancelable and the sums paid are nonrefundable.

5.3	Fees, other than monthly Subscription Fees will be invoiced to CI and are due and payable within thirty-five (35) days of the date of the invoice. Monthly Subscription Fees are due on the first (5th) business day of each month.

6.	Ownership and Proprietary Rights and Restrictions.

6.1

Client Content. CI and/or its Clients retain all ownership and intellectual property rights in and to the Client Content. CI’s Clients shall have sole responsibility for the legality, reliability, integrity, accuracy and quality of the data. SC and its suppliers will maintain administrative, physical, and technical safeguards for protection of the security, confidentiality, and integrity of the data, as described in the Services documentation.

6.2	SC Ownership Rights. The SC Technology and SC’s Confidential Information are proprietary to SC and its suppliers/licensors and are protected by Intellectual Property laws. SC and its third party suppliers/licensors, if any, retain all title and ownership rights to and all intellectual property rights to and interest in the SC Technology and SC Software. SC and its suppliers/licensors, as applicable, retain all ownership and intellectual property rights to anything developed by SC and delivered by SC under this Agreement.

6.3	CI Ownership Rights. The CI Technology and CI’s Confidential Information are proprietary to CI and its suppliers/licensors and are protected by Intellectual Property laws. CI and its third party suppliers/licensors, if any, retain all title and ownership rights to and all intellectual property rights to and interest in the CI Technology and CI Software. CI and its suppliers/licensors, as applicable, retain all ownership and intellectual property rights to anything developed by CI and delivered by CI under this Agreement.

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6.4	Restrictions. Either Party may not:

(a)	Remove or modify any program markings or any notice of either Party’s or its licensors’ proprietary rights;

(b)	Modify, make derivative works of, disassemble, reverse compile, or reverse engineer any part of the Services (the foregoing prohibition includes but is not limited to review of data structures or similar materials produced by programs).

6.5	Additional Restrictions. The rights granted to CI and SC under this Agreement are also conditioned on the following:

(a)	Each Party agrees to make every reasonable effort to prevent unauthorized third parties from accessing the Services.

7.	Confidentiality and Non-Disclosure.

7.1	The Parties acknowledge that each Party may be exposed to or acquire communication or data of the other Party that is confidential, privileged communication not intended to be disclosed to third parties. The provisions of this Section shall survive the termination of this Agreement.

7.2	Definition of Confidential Information. “Confidential Information” means any and all information disclosed by a Party (“Disclosing Party”) to the other Party (“Receiving Party”), whether orally or in writing, that is designated as confidential or that reasonably should be understood to be confidential given the nature of the information and the circumstances of disclosure. Client Confidential Information includes Client Content; CI’s Confidential Information includes the CI Technology; SC’s Confidential Information includes the SC Technology; and Confidential Information of each Party includes the terms and conditions of this Agreement, as well as business and marketing plans, technology and technical information, product plans and designs, and business processes disclosed by such Party. However, Confidential Information does not include any information that (i) is or becomes generally known to the public without breach of any obligation owed to the Disclosing Party, (ii) was known to the Receiving Party prior to its disclosure by the Disclosing Party without breach of any obligation owed to the Disclosing Party, (iii) is received from a third party without breach of any obligation owed to the Disclosing Party, or (iv) was independently developed by the Receiving Party.

7.3	Protection of Confidential Information. The Receiving Party will use the same degree of care that it uses to protect the confidentiality of its own confidential information of like kind (but not less than reasonable care) (i) not to use any Confidential Information of the Disclosing Party for any purpose outside the scope of this Agreement, and (ii) except as otherwise authorized by the Disclosing Party in writing, to limit access to Confidential Information of the Disclosing Party to those of its and its Affiliates’ employees and contractors who need that access for purposes consistent with this Agreement and who have signed confidentiality agreements with the Receiving Party containing protections no less stringent than those herein. Neither Party will disclose the terms of this Agreement or any Order Form to any third party other than its Affiliates, legal counsel and accountants without the other Party’s prior written consent, provided that a Party that makes any such disclosure to its Affiliate, legal counsel or accountants will remain responsible for such Affiliate’s, legal counsel’s or accountant’s compliance with this Section 7.3.

7.4	Compelled Disclosure. The Receiving Party may disclose Confidential Information of the Disclosing Party to the extent compelled by law to do so, provided the Receiving Party gives the Disclosing Party prior notice of the compelled disclosure (to the extent legally permitted) and reasonable assistance, at the Disclosing Party's cost, if the Disclosing Party wishes to contest the disclosure. If the Receiving Party is compelled by law to disclose the Disclosing Party’s Confidential Information as part of a civil proceeding to which the Disclosing Party is a party, and the Disclosing Party is not contesting the disclosure, the Disclosing Party will reimburse the Receiving Party for its reasonable cost of compiling and providing secure access to that Confidential Information.

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8.	Indemnification.

8.1	CI shall indemnify, defend and hold SC and its directors, officers and employees harmless from all claims, demands and other liabilities asserted against such indemnified parties (including reasonable legal fees and costs) which arise from: (i) any negligent or intentional act, error or omission by CI or any breach by CI of any provision of this Agreement including injury to persons or property and non-compliance with applicable laws; (ii) any claim, expense, action, cause of action, damage and the like arising in any way to and from CI and its suppliers accessing Client Content; (iii) any use or misuse of Client user IDs or passwords and access to or use of the Services by anyone due to acts or omissions of CI; (iv) any breach of a warranty or representation; and (vii) any third-party claims, actions or demands alleging or resulting from the breach of any warranties in section 9 below.

8.2	SC shall indemnify, defend and hold CI and its directors, officers and employees and Clients harmless from all claims, demands and other liabilities asserted against such indemnified parties (including reasonable legal fees and costs) which arise from: (i) any negligent or intentional act, error or omission by SC or any breach by SC of any provision of this Agreement including injury to persons or property and non-compliance with applicable laws; (ii) any claim, expense, action, cause of action, damage and the like arising in any way to and from SC and its suppliers accessing Client Content; (iii) any use or misuse of Client user IDs or passwords and access to or use of the Services by anyone due to acts or omissions of SC; (iv) any breach of a warranty or representation; and (vii) any third-party claims, actions or demands alleging or resulting from the breach of any warranties in section 9 below.

8.3	SC shall defend CI, its officers, directors and employees against any claim that the SC Technology provided as part of the Services or Documentation infringes any Canadian patent effective as of the Effective Date, copyright, trade mark, database right or right of confidentiality, and shall indemnify CI for any amounts awarded against CI in judgment or settlement of such claims, provided that: (a) SC is given prompt notice of any such claim; (b) CI provides reasonable co-operation to SC in the defence and settlement of such claim, at SC's expense; and (c) SC is given sole authority to defend or settle the claim. In the defence of or settlement of any claim, SC may procure the right for CI to continue using the SC Technology as part of the Services, replace or modify the SC Technology so that they become non-infringing or, if such remedies are not reasonably available, terminate this agreement on 10 (10) Business Days’ notice to CI without any additional liability or obligation to pay liquidated damages or other additional costs to CI. In no event shall SC, its employees, agents, suppliers and sub-contractors be liable to CI to the extent that the alleged infringement is based on: (i) a modification of the SC portion of the Services or Documentation by anyone other than SC; or (ii) CI’s use of the SC portions of the Services or Documentation in a manner contrary to the instructions given to the CI by SC; or (iii) CI’s use of the SC Technology or SC Documentation after notice of the alleged or actual infringement from SC or any appropriate authority.

8.4	CI shall defend SC, its officers, directors and employees against any claim that the CI Technology provided as part of the Services or Documentation infringes any Canadian patent effective as of the Effective Date, copyright, trade mark, database right or right of confidentiality, and shall indemnify SC for any amounts awarded against SC in judgment or settlement of such claims, provided that: (a) CI is given prompt notice of any such claim; (b) SC provides reasonable co-operation to CI in the defence and settlement of such claim, at CI's expense; and (c) CI is given sole authority to defend or settle the claim. In the defence of or settlement of any claim, CI may procure the right for SC to continue using the CI Technology as part of the Services, replace or modify the CI Technology so that they become non-infringing or, if such remedies are not reasonably available, terminate this agreement on 10 (10) Business Days’ notice to SC without any additional liability or obligation to pay liquidated damages or other additional costs to SC. In no event shall CI, its employees, agents, suppliers and sub-contractors be liable to SC to the extent that the alleged infringement is based on: (i) a modification of the CI portion of the Services or Documentation by anyone other than CI; or (ii) SC’s use of the CI portions of the Services or Documentation in a manner contrary to the instructions given to the SC by CI; or (iii) SC’s use of the CI Technology or CI Documentation after notice of the alleged or actual infringement from SC or any appropriate authority.

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8.5	The foregoing states each Party’s sole and exclusive rights and remedies, and each Party’s (including a Party’s employees', agents', suppliers’ and sub-contractors’) entire obligations and liability, for infringement of any patent, copyright, trade mark, database right or right of confidentiality.

9.	Warranties, Disclaimer and Exclusive Remedies.

9.1	Each of SC and CI will (i) conduct business in a manner that reflects favorably at all times on the other Party and good name, goodwill and reputation of the other Party; (ii) avoid deceptive, misleading or unethical practices that are or might be detrimental to the Services or other Party; (iii) make no false or misleading representations with regards to the other Party; (iv) not publish or employ, or cooperate in the publication or employment of any misleading or deceptive marketing material with regard to the Services or the other Party, and (v) make no representations, warranties or guarantees to potential Clients of the Services with respect to the specifications, features or capabilities of the Services that are inconsistent with the literature or documentation for the Services.

9.2	Each of SC and CI warrant that their portion of the Services will: (i) be performed in a good and workmanlike manner and (ii) perform in all material respects in accordance with the Documentation.

9.3	SC represents, warrants and covenants to CI that: (i) SC will, at its expense, attempt to correct errors in the Services, provided that the errors are attributable to: (a) SC’s personnel; or (b) programs and equipment provided by SC as part of the Services, and (c) it owns or has the right to utilize and provide in the manner contemplated by this Agreement all applicable Intellectual Property that it will use in providing its portion of the Services.

9.4	CI represents, warrants and covenants to SC that: (i) CI will, at its expense, attempt to correct errors in the Services, provided that the errors are attributable to: (a) CI’s personnel; or (b) programs and equipment provided by CI as part of the Services, and (c) it owns or has the right to utilize and provide in the manner contemplated by this Agreement all applicable Intellectual Property that it will use in providing its portion of the Services.

9.5	Disclaimer. NEITHER PARTY GUARANTEES THAT THE SERVICES WILL BE PERFORMED ERROR-FREE OR UNINTERRUPTTED, OR THAT ALL ERRORS WILL BE CORRECTED. SAVE FOR THE EXPRESS WARRANTIES CONTAINED IN THIS AGREEMENT, EACH PARTIES CONTRIBUTION TO THE SERVICES ARE PROVIDED “AS IS”, ACCORDINGLY, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS, WARRANTIES OR CONDITIONS WITH RESPCT TO THE SUBJECT MATTER HEREOF, WHETHER EXPRESS OR IMPLIED, PAST OR PRESENT, STATUTORY OR OTHERWISE IN LAW ORFROM A COURSE OF DEALING OR USAGE OF TRADE, INCLUDING ANY LEGAL WARRANTIES, IMPLIED WARRATNIES OR CONDITIONS OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR OF QUALITY, PRODUCTIVENESS, ACCURACY, PRIVACY, ANONYMITY, COMPATIBILITY, ACCESSIBILITY, AVAILABILITY OR PERFORMANCE.

10.	Limitation of Liability.

10.1	NEITHER PARTY SHALL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, OR ANY LOSS OF REVENUE OR PROFITS (EXCLUDING FEES UNDER THE AGREEMENT), DEPLETION OFGOODWILL AND/OR SIMILAR LOSSES OR LOSS OF DATA, OR DATA USE.

10.2	EITHER PARTY’S MAXIMUM LIABILITY FOR ANY DAMAGES ARISING OUT OF OR RELATED TO THE PERFORMANCE OR CONTEMPLATED PERFORMANCE OF THE SERVICES UNDER THIS AGREEMENT (EXCLUDING ANY LIABILITY ARISING AS A RESULT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF CI OR ITS EMPLOYEES OR AGENTS), WHETHER IN CONTRACT OR TORT (INCLUDING NEGLIGENCE OR BREACH OF STATUTORY DUTY), OR OTHERWISE, SHALL IN NO EVENT EXCEED, IN THE AGGREGATE, THE TOTAL AMOUNTS ACTUALLY PAID TO THE OTHER PARTY FOR THE SERVICES UNDER THIS AGREEMENT THAT IS THE SUBJECT OF THE CLAIM IN THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO SUCH CLAIM. ANY DAMAGE IN A PARTY’S FAVOR AGAINST THE OTHER PARTY SHALL BE REDUCED BY ANY REFUND OR CREDIT RECEIVED BY SUCH PARTY UNDER THE AGREEMENT AND ANY SUCH REFUND AND CREDIT SHALL APPLY TOWARDS THE LIMITATION OF LIABILITY.

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10.3	No action, regardless of form, arising out of this Agreement may be brought by either Party more than two (2) years after the acts giving rise to the cause of action have been discovered.

11.	Term and Termination.

11.1	Subject to Sections 11.2 and 11.3, the term of this Agreement begins on the Effective Date and ends on the End Date noted in Schedule 2 Section 2.8, or if renewed, 1 year from the anniversary of the End Date.

11.2	This Agreement shall automatically renew at the end of current Term, upon the same terms and conditions except that Schedule 1 may be amended by the Parties. However, this Agreement shall not renew if either Party has delivered to the other Party, a written notice of intent not to renew this Agreement and such notice of intent is to be received in accordance with Section 13.1 not less than thirty (30) days in advance of the end of the current Term. SC shall provide ninety (90) days advance written notice of any proposed changes to the Fees. CI shall have 45 days to accept or reject any such proposed changes to the Fees.

11.3	Either Party shall have the right, on written notice to the other Party and without prejudice to any other remedies which the Parties may have under this Agreement, in law or in equity to terminate this Agreement without liability if: (i) the other Party commits a material breach of any terms of this Agreement and (if such a breach is remediable) fails to remedy that breach within thirty (30) days of that Party being notified in writing of the breach; or (ii) the other Party files a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy law and such is not dismissed within ten (10) days; or (iii) the other Party consents to involuntary petition in bankruptcy or if a receiving order is given against it under the Bankruptcy and Insolvency Act or the comparable law of any other jurisdiction and such is not dismissed within ten (10) days, or; (iv) there shall be entered an order, judgment or decree by a court of competent jurisdiction, upon the application of a creditor, approving a petition seeking reorganization or appointing a receiver, trustee or liquidator of all or a substantial part of the other Party’s assets and such order, judgment or decree continues in effect for a period of thirty (30) consecutive days; provided, however, that such order, judgment or decree may remain in effect for longer than such thirty (30) days, if the other Party is diligently appealing such order, judgment or decree.

11.4	Effect of Termination. On termination of this Agreement for any reason:

(a)	all Services under this Agreement shall immediately terminate and CI and CI’s Authorized Users will no longer be able to access the Services;

(b)	each Party shall return to the other Party and make no further use of all the Documentation, Confidential Information and Intellectual Property of the other Party;

(c)	SC shall retain the Client Content for a period of 30 days, thereafter, SC may destroy or otherwise dispose of any of the Client Content in its possession or otherwise residing on the host server, unless SC receives, no later than twenty (20) days after the effective termination of this Agreement, a written request for delivery to CI of the then most recent back-up of the Client Content. SC shall use reasonable commercial endeavours to deliver the back-up to CI within twenty (20) days of its receipt of such a written request, provided that CI has, at that time, paid all uncontested Fees and charges outstanding at and resulting from termination (whether or not due at the date of termination). CI shall pay all reasonable preapproved expenses incurred by SC in returning or disposing of Client Content; and

(d)	the accrued rights of the Parties as at termination, or the continuation after termination of any provision expressly stated to survive or implicitly surviving termination, shall not be affected or prejudiced.

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12.	General.

12.1	Notices. Any notice, documents or other communications required or permitted to be given under this Agreement shall be in writing and shall be effectively given if sent by prepaid courier service, registered mail, delivered personally, or sent by facsimile transmission or email to the other Party. Any such notice, document or other communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered personally, or on the day of facsimile transmission or sending by e-mail, provided that such day is a Business Day and the communication is so delivered, transmitted by facsimile or sent prior to 4:30 p.m., EST, on such day. Otherwise, such communication will be deemed to have been given and made and to have been received on the next Business Day if sent by courier, personal delivery, e-mail and fax, or on the third Business Day following the mailing thereof; provided that no such communication shall be mailed during any actual or apprehended disruption of postal services. Each of the Parties hereto shall be entitled to specify a different address for purposes of this Section only by giving notice in accordance with the terms hereof.

12.2	Entire Agreement. This Agreement and the Schedules attached hereto as may be amended by both Parties in writing from time to time, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written.

12.3	Governing Law. This Agreement shall be interpreted and governed by the laws of the Province of Ontario, Canada without regard to its conflicts of law principles. Any disputes or claims relating to this Agreement shall be subject to the exclusive jurisdiction of the provincial and federal courts located in the Province of Ontario, Canada.

12.4	Amendment. No modification, amendment, or waiver of any provision of this Agreement will be effective unless in writing and signed by authorized representatives of the both parties.

12.5	Severability. If any provision of this agreement is held by a court of competent jurisdiction to be contrary to law, the provision will be deemed null and void, and the remaining provisions of this Agreement will constitute a waiver of that right

12.6	Survival. Sections 6, 7, 8, 9.5, 10 and 11 shall survive the termination or expiry of this Agreement.

12.7	Enurement. This Agreement shall enure to the benefit of and be binding upon each of SC and the Client and their respective successors and permitted assigns.

12.8	Assignment. Neither Party may assign this Agreement or give or transfer the services or an interest in them to another individual or entity without the prior written approval of the other Party.

12.9	Waiver. No failure or delay by either Party in exercising any right under this agreement will constitute a waiver of that right.

12.10	Force Majeure. In the event that the performance of the terms of this Agreement by a Party is delayed, hindered or prevented by a Force Majeure (as defined below) the Party may at its option suspend this Agreement, in whole or in part, without liability or account thereof; provided however that the other Party may terminate this Agreement without liability or waiver of breaches by the first Party unrelated to the Force Majeure event, if such a situation of Force Majeure continues for ninety (90) days. For the purposes of this Agreement, “Force Majeure” means any cause beyond the reasonable control of the Party seeking to take advantage of such Force Majeure, including, without limitation, any strike, lock-out, labour dispute, act of God, inability to obtain labour, utilities or services, acts of any government authority, enemy or hostile actions, sabotage, war, blockades, insurrections, riots, epidemics, washouts, nuclear and radiation activity or fallout, civil disturbances, explosions, fire or other casualty, unanticipated loads or transactions in Portal Services, breaches of security, computer viruses, faults in third-party software or equipment, or degradation or failure of telecommunications services. Both Parties will use reasonable efforts to mitigate the effect of a force majeure event. This section does not excuse either Party’s obligation to take reasonable steps to follow its normal disaster recovery procedures.

12.11	Further Assurances. Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done or executed, in order to give full effect to the provisions of this Agreement.

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12.12	No Harm. Neither Party, in the event of a dispute between the Parties, will harm Clients of either Party, by disrupting or terminating the Services, without prior mediation between the Parties.

12.13	Independent Contractors, No Partnership or Agency. The parties are independent contractors. This Agreement does not create a partnership, franchise, joint venture, agency, fiduciary or employment relationship between the parties.

12.14	Currency. Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian Dollars.

12.15	Number and Gender. The division of this Agreement into Articles and Sections and the insertion of headings are for convenience or reference only and shall not affect the construction or interpretation of this Agreement.

12.16	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all executed counterparts taken together shall constitute one and the same Agreement. Counterparts may be executed in either original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties and any faxed document will be deemed to be an original written document.

12.17	Language. The Parties to this Agreement have required that this Agreement and all deeds, documents and notices relating to this Agreement, be drawn up in the English language. Les Parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Smartcard Marketing Systems LLC.		Contact Innovations Inc.

By:	/s/ Massimo Barone	By:

Name:	Massimo Barone	Name:

Title:	Founder & CEO	Title:

Date:	20/01/2015	Date:

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Schedule A

The Services

1.	Services Description. The Services include certain CI Technology known as IA ImageArchive Cheque and IA Exchange software solutions together with certain SC Technology known as Remote Cheque Deposit Web Interface and all residing on servers controlled or maintained by SC and its suppliers. The Services are designed to allow for the remote capture of cheque images by SC’s Remote Cheque Deposit Web Interface, the importation of those images into CI’s IA ImageArchive Cheque software and the presentment of those images to RBC for clearing in the Canadian Banking System through CI’s IA Exchange software. Refer to Appendix 1 for additional details of the specifications of the Remote Cheque Deposit Web Interface and its interoperability with IA ImageArchive Cheque and IA Exchange.

2.	Start Date and End Date. The following timetable is based on the Agreement being executed by both parties not later than January 15th, 2015. Any delay in executing the Agreement or any missed target date will result in changes to this timetable.

2.1	Review Host/Web Capture Design and Workflow by December 10th, 2014
2.2	Review Host ImageArchive/Exchange Application Requirements by December 30th, 2014
2.3	Preview Development and Operations Deliverables by January 23rd, 2015
2.4	Configure Host for ImageArchive and Web Capture Applications by February 20th, 2015
2.5	Target User Acceptance Testing (“UAT”) to begin by March 9th, 2015
2.6	Target Live Date for April 1st, 2015 (the “Start Date”)
2.7	Term of the Services: 3 Years beginning on the actual Start Date
2.8	End Date of Current Term: 3 Years from the actual Start Date

4.	Client URL: to be agreed upon with each Client

5.	Technical Support Description. SC will provide CI with telephone, email and web-based support (“Technical Support”) during the Business Hours. Technical Support will include any research and resolution activity performed by SC.

5.1	Requests for Technical Support. Authorized Users will make Technical Support requests by calling or emailing CI’s Technical Support staff. The Technical Support staff shall assign to the request the Problem Severity Level (as defined in Schedule C) indicated by the requestor.

5.2	Response. Refer to Schedule C - Support Terms and Conditions.

6.	Training Services. SC shall provide CI with sufficient training and documentation to allow CI to use the Remote Cheque Deposit Web Interface and access the server(s) on which the Services reside and to provide CI’s Clients with sufficient training and documentation to allow the Client to use the Services.

Executed on the dates set forth below by the undersigned authorized representative of each of the parties to be effective as of the Start Date.

Smartcard Marketing Systems LLC.		Contact Innovations Inc.

By:	/s/ Massimo Barone	By:

Name:	Massimo Barone	Name:

Title:	Founder & CEO	Title:

Date:	20/01/2015	Date:

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Schedule B

Fees

1.0	Fees for Services.

1.1	Initial One-Time License/Development/Portal Hosting Fees (One-Time Fees”): CI agrees to pay the following Fees:

One Time Fees for the Design, Development, Testing and Setup of the Remote Cheque Capture Web Portal and CI Technology on Servers Hosted by or otherwise controlled by SC.	$25,000.00

SC will invoice CI for all One-Time Fees. One-Time Fees are due net 35 days from the invoice date. One-Time Fees will be invoiced as follows:

-	100% of the total One-Time Fees upon signing of the Agreement and this Schedule.

3.2	Monthly Subscription Fees: CI agrees to pay the following monthly fees:

For up to the first 10 Client or Branch locations (the “Minimum Monthly Fee”)	$2,500.00

For Each additional Client or Branch or location (the “Additional Monthly Fee”)	$250.00

An invoice will be issued for the minimum Monthly Fee on the 1st business day after CI and the Client have signed off on User Acceptance (the “Start Date”). Thereafter, the Minimum Monthly Fee shall be due and payable on the monthly anniversary of the Start Date. Additional Monthly Fees will be due and payable once each additional Corporate Client or Branch is added as a valid User of the Services.

CI will pay the Monthly Subscription Fees within thirty (30) days of the date of any invoice for such fees.

3.3	Per Item Fees: CI agrees to pay the following Per Item Fees where monthly cheque volume exceeds 6,000 images per month:

Monthly Subscription Fees include up to 6,000 scanned cheques per month across any number of locations.

Per Item Fees for cheque images in excess of 6.000/month will be billed at…	$0.125 per cheque image

Per Item Fees will be invoiced to CI fifteen (15) days after the monthly cycle in which a Client exceeds the 6,000 scanned cheques per month and payment is due within fifteen (15) days of the date of the invoice.

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3.4	Other Fees: The following fees may be charged to CI where CI has pre-approved the supply of the applicable service:

Service	Fee ($CAD)

Initial Training of Client personnel and resellers	Fee Waived

Level 1 and Level 2 Support (in the case that CI cannot provide)	$ To be Agreed Upon

SDK Integration for hardware and peripherals	$ To Be Agreed Upon

The above fees will be invoiced to CI on the twentieth (20th) day of the month and shall be paid within 10 days of receipt of the invoice from SC.

Executed on the dates set forth below by the undersigned authorized representative of each of the parties to be effective as of the Start Date.

Smartcard Marketing Systems LLC.		Contact Innovations Inc.

By:	/s/ Massmio Barone	By:

Name:	Massmio Barone	Name:

Title:	Founder & CEO	Title:

Date:	20/01/2015	Date:

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Schedule C – Support Terms and Conditions

This Schedule 2 shall be incorporated in and governed by the terms of the Hosted Software Services Agreement by and between SmartCard Marketing Systems Inc. (“SC”) and Contact Innovations Inc. (“CI”) dated December 3, 2014, as amended (the “Agreement”). Unless expressly provided for in this Schedule C, in the event of a conflict between the provisions contained in the Agreement and those contained in this Schedule C, the provisions contained in this Schedule 2 shall prevail.

OBJECTIVE

This Schedule defines the support and service level terms and conditions between CI and SC for the Services as described in Schedule A (the “Services”). This Schedule outlines SC’s service objectives, support and escalation procedures, and lists the contact information for both parties.

1.	HOURS OF OPERATION/SCHEDULED MAINTENANCE

The Services shall be available twenty-four (24) hours, seven (7) days a week, on all days of the week, except subject to the following maintenance policies:

(a)	SC and/or CI reserves the following periods to conduct scheduled maintenance of Services:

(i)	Daily Windows: from the hours of 04:00 to 08:00 local Eastern Time;

(ii)	Weekly Windows: a four-hour block on any given day (to be scheduled during non Business Hours);

(iii)	Yearly Windows: two 15-hour blocks (to be scheduled during non Business Hours), not to be scheduled during the month of December. SC and CI agree to notify the other at least five (5) days prior to any such yearly maintenance period.

Note: scheduled maintenance periods do not by necessity produce downtime; Services may still be available during said windows.

(b)	SC and CI shall also have the right to conduct maintenance or adhere to change freezes if so required by other third-party vendors. SC and CI agree to notify the other of any such maintenance no later than five (5) business days from receipt of such required maintenance of change freeze.

(c)	For any unplanned downtime or transmission failure lasting more than ten (10) minutes, SC shall notify CI within twenty (20) minutes of such downtime, or as soon thereafter as is reasonably practicable. CI similarly agrees to notify SC of any downtime or deficiency in CI’s or Client networks no later than twenty (20) minutes of its first occurrence. Notification procedures are described below in Section 7.

(d)	In respect of any component of CI’s or any Client’s network that may affect the Services, CI or Client may not make any modifications or updates without obtaining SC prior written approval, which approval shall not be unreasonably denied or delayed.

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2.	SERVICE LEVELS

2.1	The Services will be available (“Service Availability” or “SLA”) to CI and CI’s Clients not less than 99.5% on a twelve (12) month rolling average basis, excluding scheduled maintenance or Force Majeure events (as defined in the agreement). Any deviation from service level standards shall not constitute an event of default under the Agreement, but rather shall trigger such rights and obligations as set forth herein.

3.	SERVICE LEVEL CALCULATIONS

3.1	Service Availability is calculated only in respect of the components provided by SC as part of the Services and does not include any CI or third-party components over which SC exercises no control, including, without limitation, telecommunication providers, the Internet, or CI’s or Client’s own network connections and systems, which are the sole responsibility of CI or the Client as the case may be.

3.2	Service Availability is calculated based on the number of hours of uptime during a one month period as a percentage of the total number of hours during such period, excluding maintenance and Force Majeure events, and averaged over a 12-month rolling period. “Unplanned Downtime” is a system unavailability period that has not been planned and for which SC has not given prior notice.

% Availability = Total # Hours – Unplanned Downtime Hours x 100      Total # Hours

4.	SUPPORT SERVICES

3.1	SC provides CI with support for all activities involving problem resolution, escalation, trouble reporting and management. CI service desk provides first level support to Client’s for technical assistance and inquiries related to the Services. Clients are responsible to support their end users. Technical assistance is available during the Business Hours on each Business Day, while assistance for billing inquiries, lower priority problems and other administrative issues is available Monday through Friday, from 9:00 am to 5:00 pm, local Eastern time, not including national, local or bank holidays.

3.2	CI will exercise commercially reasonable efforts to promptly notify SCI of any service deficiencies promptly upon learning of any such deterioration.

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5.	PROBLEM CLASSIFICATION

The SC technical support specialist responding to CI will classify the issue by assigning an initial priority in a call ticketing system in accordance with the following levels of severity:

Severity Level	Description	Resolution Parameters

LEVEL 1 - Critical/Emergency	Critical Impact - This problem severity level is associated with the Services not functioning at all or not accessible and there is no acceptable workaround.	Response Time: 1 Business Hour Resolution Objective*: ½ to 2 Business Hours

LEVEL 2 - Urgent/High	Significant Impact - This problem severity level is associated with significant and / or ongoing interruption of an Authorized User’s use of a major function (as determined by the Authorized User) of the Services and for which a temporary work-around (as determined by the Authorized User) is available.	Response Time: 3 Business Hours Resolution Objective*: 12 Business Hours

LEVEL 3 - Minor/Low	Inconvenience – This problem severity level is associated with minor disruptions in the way tasks are performed, but does not stop workflow; able to accomplish all functions, but not as efficiently as normal.	Response Time: 4 Business Hours Resolution Objective*: 10 Business Days

LEVEL 4 - General	This Problem Severity Level is associated with: (a) general questions pertaining to the Services; or, (b) problems which are not included in Problem Severity Levels 1, 2, or 3.	Response Time: 1 Business Day Resolution Objective*: 20 Business Days

*	Resolutions are tracked from the time SC is notified of the issue. SC shall make reasonable commercial efforts to resolve the problem in the required time. However, when application problems arise, the resolution time may have to be extended due to the complexity of the issues. In certain cases, the resolution of a problem may require a change to the system. Problems may be re-classified as new information becomes available; SC shall notify CI of any change to the classification. No credits are provided for failure to meet resolution objectives or escalation targets; CI’s only remedy is to request a formal report from SC, containing a description of the issue and events timeline, an impact assessment on CI and CI’s Clients, a problem recognition and analysis , and improvement actions to be taken.

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6.	ESCALATION/CONTACTS

6.1	Both SC and CI are responsible for notifying each other of any service level deficiencies. Notification obligations shall be satisfied by contacting the person(s) referenced below in accordance with the appropriate classification. Each of the parties may change such contact details by written notification to the other.

CI:	Primary Contact Number: CI Support Line – 416-784-5191 x202; support@contactci.com
First Emergency Contact: Support Manager – 416-784-5191 x225; sclarke@contactci.com
Second Emergency Contact: Admin Manager – 416-784-5191 x224; goliver@contactci.com

SC:	Primary Contact Number: 1-844-THE-PAYMENT; support@smartcardmarketingsystems.com First Emergency Contact: Max Barone ;1-514-386-6307; mbarone@smartcardmarketingsystems.com Second Emergency Contact:

7.	Data Retention Policy. Client Content will be retained by the Services for not less than 10 years. Any back-up of the Client Data will also adhere to this 10 year time frame from the date the back-up was performed.

Executed on the dates set forth below by the undersigned authorized representative of each of the parties to be effective as of the Start Date.

Smartcard Marketing Systems LLC.		Contact Innovations Inc.

By:	/s/ Massmio Barone	By:

Name:	Massmio Barone	Name:

Title:	Founder & CEO	Title:

Date:	20/01/2015	Date:

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Schedule D

SmartCard Marketing Systems LLC. – Server Environment

Client name :	Max Barone, mbarone@smartcardmarketingsystems.com
Company :	SmartCard Marketing Systems LLC,
Address :	20c Trolley Square, Wilmington, United States (Delaware), 19806
Phone:	(514) 386-6307

Server: smartcardmarketing.com

Configuration	PERF-E3-1270V3-32GB-RackAndDone -
Bandwidth	33000GB included, 0.00 x Additional GB. -
Uplink	100Mbps port
CPU	Intel® Xeon® E3-1270V3 - 4 Cores - 3.5GHz - H/T - Included
RAM	RAM 32GB DDR3 - Included
Hard disk	1TB SATA3 + 240GB Intel SSD - Included
APC Port	APC Remote Reboot Port - Included
KVM	KVM Over IP on demand over a 24 hours period - Included
Microsoft SQL Server	2 x SQL Server 2012 Standard 2CoreLicences -
Operating system	Windows 2012 R2 Standard Edition EN -
Control panel	None / Ssh (Linux) or Remote Desktop (Windows) only - Included
Monitoring	Monitoring Rapid Response -
idera	250GB Cloud Backup
IP addresses	5 usable IP addresses - Included

Server: 1.smartcardmarketing.com

Configuration	PERF-E3-1270V3-32GB-RackAndDone
Bandwidth	33000GB included, 0.00 x Additional GB.
Uplink	100Mbps port
CPU	Intel® Xeon® E3-1270V3 - 4 Cores - 3.5GHz - H/T
RAM	RAM 32GB DDR3 - Included
Hard disk	1TB SATA3 + 240GB Intel SSD - Included
APC Port	APC Remote Reboot Port - Included
KVM	KVM Over IP on demand over a 24 hours period
Microsoft SQL Server	2 x SQL Server 2012 Standard 2CoreLicences -
Operating system	Windows 2012 R2 Standard Edition EN -
Control panel	None / Ssh (Linux) or Remote Desktop (Windows) only -
Monitoring	Monitoring Rapid Response -
idera	250GB Cloud Backup -
IP addresses	5 usable IP addresses -

Server: gigswitch.smartcardmarketing.com

Configuration	Local Network Switch - Discounted
Monitoring	Ping Monitoring - Included

Server: firewall.smartcardmarketing.com

Configuration	Cisco ASA 5505
Additional products	Security Plus upgrade
Administration	Firewall Management

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Appendix 1

Specifications of the Remote Cheque Deposit Web Interface and Interoperability with CI’s IA ImageArchive Check Software

To be inserted upon completion of the specifications.

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Appendix 2

Agreement between Contact Innovations Inc. and ICICI Bank Canada

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